                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                              Spartech Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8472201
                                 (CUSIP Number)


                                British Vita PLC
                           c/o John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement:[ ].

                                  SCHEDULE 13D

CUSIP NO.: 8472201

(1)  NAME OF REPORTING PERSON: British Vita PLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [_]

     (b)   [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS: OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)  SOLE VOTING POWER: 12,310,961*

(8)  SHARED VOTING POWER: NA

(9)  SOLE DISPOSITIVE POWER: 12,310,961*

(10) SHARED DISPOSITIVE POWER: NA

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,310,961 shares of common stock*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46%**

(14) TYPE OF REPORTING PERSON: CO

----------
* British Vita PLC , through direct control of Vita Investments (North America) Limited ("VIL"), beneficially owns 12,310,961 Common Shares.

** According to the Issuer's Quarterly report on Form 10-Q for the quarterly period ended May 5, 2001, there were 26,695,531 shares of Common Stock outstanding on that date.

     This Statement constitutes Amendment No. 6 to the Schedule 13D filed by British Vita PLC ("Vita") with the Securities and Exchange Commission (the "SEC") on September 18, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 6, 1989, Amendment No. 2 filed with the SEC on December 13, 1989, Amendment No. 3 filed with the SEC on May 26, 1994, Amendment No. 4 filed with the SEC on May 1, 1995 and Amendment No. 5 filed with the SEC on July 23, 1998 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.75 per share (the "Common Stock"), of Spartech Corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in items 1 through 7 of the Schedule 13D.

1. Item 2 of the Schedule 13D is hereby amended to add the following:

     Vita's business address is Oldham Road, Middleton, Manchester M24 2DB. Information regarding the executive officers and directors of Vita and VIL is included on Schedule A, which is incorporated herein by reference.

     During the last five years, none of Vita, VIL, nor, to the best knowledge of Vita or VIL, any person named in Schedule A, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

2. Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

     Vita has concluded that its shareholders are no longer best served by Vita remaining as a 46% shareholder in Spartech. Accordingly, the Board has retained financial and legal advisors to explore its options with regard to the divestment of its holdings.

     Other than as stated above, Vita does not currently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

3. Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) As of the date hereof, the aggregate number of Common Shares beneficially owned by Vita is 12,310,961 or approximately 46% of the issued and outstanding Common Shares based upon the 26,695,531 Common Shares outstanding as reported in the Issuer's Quarterly Report of Form 10-Q for the quarter ended May 5, 2001. Vita, through direct control of VIL, has the power to direct the voting and disposition of all 12,310,961 Common Shares.

         Except for information set forth in this Item 5, neither Vita nor, to the best knowledge of Vita, any of the executive officers and directors of Vita beneficially owns any Common Shares of the Issuer.

4. Paragraph (c) of Item 5 of the Schedule 13D is hereby amended to add at the end thereat the following:

         (c) Vita acquired additional Common Shares pursuant to the Spartech Dividend Reinvestment Plan on the dates and in the amounts as follows:

            7 July 1997                         29,322
            5 October 1997                      27,052
            6 January 1998                      32,918
            25 March 1998                       23,478
            7 August 1998                       22,993
            12 October 1998                     45,109
            5 January 1999                      34,911

            7 March 1999                        36,942
            1 July 1999                         27,572
            7 October 1999                      27,973
            5 January 2000                      34,345
            5 April 2000                        24,439
            5 July 2000                         32,970
            5 October 2000                      60,302
            17 January 2001                     54,738
            19 April 2001                       60,910

Except for the accumulation of 575,974 Common Shares pursuant to the Spartech Dividend Reinvestment Plan, neither Vita, VIL, nor to the best knowledge of Vita or VIL, any of the executive officers and directors of Vita or VIL has effected any transactions in Common Shares since Amendment No. 5 to the Schedule 13D was filed on July 23, 1998.

                                    SIGNATURE



         The undersigned certifies that after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this Amendment No. 6 to the Schedule 13D. I certify that the information set forth in this statement is true, complete and correct.

September 3, 2001


                                          British Vita PLC


                                          By: /s/ J. Mercer
                                              _____________________
                                              Name: J. Mercer
                                              Title: Executive Chairman

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF VIL


         The names and present principal occupations of the directors and executive officers of VIL are set forth below. Unless otherwise indicated, the business address of each director and executive officer of VIL set forth below is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VIL. Each individual named below is a director of VIL, except for Mr. Teague who is the Secretary of VIL. Each of the named individuals is a citizen of the United Kingdom.


        Mr. J. Mercer              Director
        Mr. D. A. Campbell         Director
        Mr. C. J. J. O'Connor      Director
        Mr. R. Dobson              Director
        Mr. F. J. Libeert          Director
        Mr. A. R. Teague           Company Secretary

                    DIRECTORS AND EXECUTIVE OFFICERS OF VITA

         The names and present principal occupations of the directors and executive officers of Vita are set forth below. The business address of each director and executive officer of Vita is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vita. Each individual named below is a director of Vita, except for Mr. Teague who is the Secretary of Vita. Each of the named individuals is a citizen of the United Kingdom.

        Mr. J. Mercer              Executive Chairman
        Mr. D. A. Campbell         Managing Director
        Mr. C. J. J. O'Connor      Finance Director
        Mr. F. J. J. Libeert       Director
        Mr. R. Dobson              Director
        Mr. H .J. J. van Beijeren  Director
        Mr. D. Cotterill           Non-executive Director,
                                   Chief Executive of Renold PLC
        Mr. R.T. Scholes           Non-executive Director, Director of
                                   Kleinwort Benson Securities Limited
        Mr. M.A. Jones             Non-executive Director, Retired former
                                   Senior officer of National Westminster Bank